United States securities and exchange commission logo





                               June 7, 2023

       Daniel Gaudreau
       President and Treasurer
       Bridgecrest Auto Funding LLC
       1720 W. Rio Salado Parkway
       Tempe, AZ 85281

                                                        Re: Bridgecrest Auto
Funding LLC
                                                            Registration
Statement on Form SF-3
                                                            Filed May 12, 2023
                                                            File No. 333-271899

       Dear Daniel Gaudreau:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form SF-3

       General

   1. Please review defined terms throughout your registration statement to ensure they are defined as intended.
For example, we note    funding period    has not been formally defined
                                                        and does not appear in
the index of defined terms beginning on page I-1 of your form of prospectus.
       Cover Page

   2. Please clarify on the cover page of your registration statement that the depositor is also acting as depositor to
the grantor trusts described in the registration statement.
 Daniel Gaudreau
Bridgecrest Auto Funding LLC
June 7, 2023
Page 2
Form of Prospectus
Summary of Terms
Statistical Information, page 8

3. We note that the exceptions listed here for the receivables in the receivables pool as of the statistical cut-off date do not match the exceptions listed in the risk factor on page 24 of your form of prospectus. Specifically, exception (iii) on page 24 does not appear in the summary. Please revise accordingly and elsewhere in the prospectus, as necessary.
Subsequent Receivables, page 9

4. Please confirm the funding period will not extend for more than one year from the date of issuance of the securities. Refer to Item 1101(c)(3)(ii) of Regulation AB.
Origination, page 48

5. We note your bracketed placeholder to disclose information under Item 1110(a) of
         Regulation AB about any originator or group of originators that originated, or is expected to originate, 10% or more of the pool assets. For clarity, please also include a bracketed placeholder to disclose information under Item 1110(b) of Regulation AB about any originator or group of originators that originated, or is expected to originate, 20% or more of the pool assets.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jason Weidberg at 202-551-6892 or Arthur Sandel at 202-551-3262 with any other questions.



FirstName LastNameDaniel Gaudreau                              Sincerely,
Comapany NameBridgecrest Auto Funding LLC
                                                               Division of
Corporation Finance
June 7, 2023 Page 2                                            Office of
Structured Finance
FirstName LastName